Via Federal Express	November 13, 2006

ATTORNEYS AT LAW

100 NORTH TAMPA STREET, SUITE 2700

TAMPA, FL 33602-5810

P.O. BOX 3391

TAMPA, FL 33601-3391

813.229.2300 TEL

813.221.4210 FAX

www.foley.com

WRITER’S DIRECT LINE

813.225.4122

ccreely@foley.com EMAIL

CLIENT/MATTER NUMBER

037203-0103

Mr. Jeffrey P. Riedler, Assistant Director

Mr. Gregory S. Belliston

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street NW

Washington, D.C. 20549

Mail Stop 03-09

Re:	Biovest International, Inc. Amendment No. 1 to Registration Statement on Form SB-2 File Number: 333-138257

Messrs. Riedler and Belliston:

On behalf of Biovest International, Inc. (the “Company”), we are transmitting herewith Amendment No. 1 (“Amendment No. 1”) to the Form SB-2 Registration Statement that was filed by the Company on October 27, 2006 (the “Registration Statement”). Enclosed supplementally with the hard copy of this letter are three copies of Amendment No. 1 for your convenience.

The following are the Company’s responses to the Staff’s letter of November 2, 2006 containing the Staff’s comments regarding the originally filed Registration Statement. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

Signatures, page II-19

1. We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in an amended Form S-3. If James A. McNulty, the CFO, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form SB-2.

The Company has revised the signature page in accordance with the Staff’s comment by noting that James A. McNulty, the CFO, also serves as the principal accounting officer.

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

[GRAPHIC APPEARS HERE]

November 13, 2006

In addition to the revisions made to the signature page, please be advised that the Company has made various updates to the Registration Statement to reflect the information contained in the Form 8-K filed by the Company on November 3, 2006. Four additional exhibits have also been filed, each of which relates to the information disclosed in the November 3 Form 8-K.

Please do not hesitate to contact the undersigned at (813) 225-4122 if you have any questions or comments regarding the foregoing responses or the Registration Statement.

Best regards,

/s/ Curt P. Creely

Curt P. Creely

Enclosures